                                SCHEDULE 13D
                                ------------
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    International Mercantile Corporation
                              (Name of Issuer)

$1.00 Par Value Capital Stock (Common Stock)
          (Title of Class of Securities)

                              CUSIP 459858 20 5
                               (CUSIP Number)

Continent Finance Corporation                    Arthur E. Fillmore, II
International Mercantile Corp.                   Fillmore & Griffin, LLC
po box 340                                       4600 Madison, Suite 670
Olney Maryland 20832                             Kansas City, MO  64112

301/774-6913                                     816/531-6200

                   (Name, Address and Telephone Number of
          Persons Authorized to Receive Notices and Communications)

                               August 20, 1997

           (Date of Event Which Requires Filing of this Statement)

Check the following box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-l(b)(3) or (4).


Check the following box if a fee is being paid
with this statement.                                       x

SCHEDULE 13D

                   CUSIP No. 459858 20 5

(1)     Names of Reporting Persons. S.S.       Sarah Saul Simon Trust
        or I.R.S. Identification Nos. of        [526808231 tax ID#1]
        Above Persons

(2)     Check the Appropriate Box if a             (a) []
        Member of a Group                          ----------------------------
        (See Instructions)                         (b)

(3)     SEC Use Only

(4)     Source of Funds
        (See Instructions)

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of
        Organization                                   Delaware

                   (7)  Sole Voting                      500,000
Number                  Power
of Shares          ------------------------------- ---------------------------
Beneficially       (8)  Shared Voting                     -0-
Owned by                Power
Each               ------------------------------- ---------------------------
Reporting          (9)  Sole Dispositive
Person                  Power                            500,000
With               ------------------------------- ---------------------------
                   (10) Shared Dispositive
                        Power                             -0-

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                   500,000

(12)    Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares
        (See Instructions)

(13)    Percent of Class Represented by
        Amount in Row (11)                                 23%

(14)    Type of Reporting Person
        (See Instructions)                                 Company

SCHEDULE 13D

                   CUSIP No. 459858 20 5

(1)     Names of Reporting Persons. S.S.       John Schlick
        or I.R.S. Identification Nos. of
        Above Persons

(2)     Check the Appropriate Box if a             (a) []
        Member of a Group                          ----------------------------
        (See Instructions)                         (b)

(3)     SEC Use Only

(4)     Source of Funds
        (See Instructions)

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of
        Organization                                   Delaware

                   (7)  Sole Voting                      500,000
Number                  Power
of Shares          ------------------------------- ---------------------------
Beneficially       (8)  Shared Voting                     -0-
Owned by                Power
Each               ------------------------------- ---------------------------
Reporting          (9)  Sole Dispositive
Person                  Power                            500,000
With               ------------------------------- ---------------------------
                   (10) Shared Dispositive
                        Power                             -0-

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                   500,000

(12)    Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares
        (See Instructions)

(13)    Percent of Class Represented by
        Amount in Row (11)                                 23%

(14)    Type of Reporting Person
        (See Instructions)                                 Company

SCHEDULE 13D

                   CUSIP No. 459858 20 5

(1)     Names of Reporting Persons. S.S.       David Horn
        or I.R.S. Identification Nos. of
        Above Persons

(2)     Check the Appropriate Box if a             (a) []
        Member of a Group                          ----------------------------
        (See Instructions)                         (b)

(3)     SEC Use Only

(4)     Source of Funds
        (See Instructions)

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of
        Organization                                   Delaware

                   (7)  Sole Voting                      500,000
Number                  Power
of Shares          ------------------------------- ---------------------------
Beneficially       (8)  Shared Voting                     -0-
Owned by                Power
Each               ------------------------------- ---------------------------
Reporting          (9)  Sole Dispositive
Person                  Power                            500,000
With               ------------------------------- ---------------------------
                   (10) Shared Dispositive
                        Power                             -0-

(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                   500,000

(12)    Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares
        (See Instructions)

(13)    Percent of Class Represented by
        Amount in Row (11)                                 23%

(14)    Type of Reporting Person
        (See Instructions)                                 Company

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF
1934

        ITEM 1. SECURITY AND ISSUER

        This statement relates to the $1.00 par value Capital Stock of International Mercantile Corporation ("Issuer") The name and address of the principal executive office of Issuer is:

                International Mercantile
                Corporation
                PO Box 340
                Olney, M.D. 20832

        ITEM 2. IDENTITY AND BACKGROUND

        The second filing entity is Sarah Saul Simon Trust, (SSS)., which owns one third of the voting shares of Continent Finance Corporation. The principal business of CFC is that of mortgage capitalization and real estate acquisition. The principal office of CFC PO BOX 340 Olney MD 20832. CFC has not been convicted, in the past five years, in any criminal proceeding during the last five years, has not been a party to any civil proceeding concerning the violation of state or federal securities laws.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Continent Finance Corporation acquired, in separate but related transactions, legal or beneficial ownership of the following subject securities of Issuer for the following amounts and consideration:

        By Consent Action in lieu of a Special Meeting of the Board of Directors of the Issuer, executed as of July 7, 1997, the Board of Directors of the Issuer authorized a 31 to 1 reverse stock split (the "Reverse Split") of Issuer's $1.00 par value per share common stock, reducing the number of shares of Issuer's issued and outstanding common stock to 101,070. The Reverse Split was to be effective only upon, and simultaneously with, (i) the contribution to the Issuer, by CFC., a Delaware Corporation, of 100% of the outstanding shares of the common stock of Home America Mortgage Company, a La., Corporation, valued at $10,950,000 in exchange for the issuance of 1,000,000 post-Reverse Split shares of the Issuer's common stock to it; and (ii) the contribution, to Issuer, by Continent Finance Corporation, a Delaware corporation, of 200,000 shares of the Preferred stock of Mortgage Bankers Holding Company, par value $100.00., a New York corporation, valued at $20,000,000, in exchange for the issuance to it of 500,000 post-Reverse Split shares of the Issuer's, with the rights to 2,000,000 additional shares if the Preferred stock maintains it's value until March 30, 1998, or if the stock is used to acquire additional companies, or if the Preferred stock is redeemed for fair value at any time. Said new issuances of Issuer's common stock occurred on September 30, 1997 and represent a controlling interest of Issuer as a result of the prior effectiveness of the Reverse Split. Sarah Saul Simon Trust owns approximately 23% of the issued and outstanding

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF
1934

        ITEM 1. SECURITY AND ISSUER

        This statement relates to the $1.00 par value Capital Stock of International Mercantile Corporation ("Issuer") The name and address of the principal executive office of Issuer is:

                International Mercantile
                Corporation
                PO Box 340
                Olney, M.D. 20832

        ITEM 2. IDENTITY AND BACKGROUND

        The third filing entity is David Horn, who owns one third of the voting shares of Continent Finance Corporation. The principal business of CFC is that of mortgage capitalization and real estate acquisition. The principal office of CFC PO BOX 340 Olney MD 20832. CFC has not been convicted, in the past five years, in any criminal proceeding during the last five years, has not been a party to any civil proceeding concerning the violation of state or federal securities laws.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Continent Finance Corporation acquired, in separate but related transactions, legal or beneficial ownership of the following subject securities of Issuer for the following amounts and consideration:

        By Consent Action in lieu of a Special Meeting of the Board of Directors of the Issuer, executed as of July 7, 1997, the Board of Directors of the Issuer authorized a 31 to 1 reverse stock split (the "Reverse Split") of Issuer's $1.00 par value per share common stock, reducing the number of shares of Issuer's issued and outstanding common stock to 101,070. The Reverse Split was to be effective only upon, and simultaneously with, (i) the contribution to the Issuer, by CFC., a Delaware Corporation, of 100% of the outstanding shares of the common stock of Home America Mortgage Company, a La., Corporation, valued at $10,950,000 in exchange for the issuance of 1,000,000 post-Reverse Split shares of the Issuer's common stock to it; and (ii) the contribution, to Issuer, by Continent Finance Corporation, a Delaware corporation, of 200,000 shares of the Preferred stock of Mortgage Bankers Holding Company, par value $100.00., a New York corporation, valued at $20,000,000, in exchange for the issuance to it of 500,000 post-Reverse Split shares of the Issuer's, with the rights to 2,000,000 additional shares if the Preferred stock maintains it's value until March 30, 1998, or if the stock is used to acquire additional companies, or if the Preferred stock is redeemed for fair value at any time. Said new issuances of Issuer's common stock occurred on September 30, 1997 and represent a controlling interest of Issuer as a result of the prior effectiveness of the Reverse Split. David Horn owns approximately 23% of the issued and outstanding

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF
1934

        ITEM 1. SECURITY AND ISSUER

        This statement relates to the $1.00 par value Capital Stock of International Mercantile Corporation ("Issuer") The name and address of the principal executive office of Issuer is:

                International Mercantile
                Corporation
                PO Box 340
                Olney, M.D. 20832

        ITEM 2. IDENTITY AND BACKGROUND

        The fourth filing entity is John Schlick, who owns one third of the voting shares of Continent Finance Corporation. The principal business of CFC is that of mortgage capitalization and real estate acquisition. The principal office of CFC PO BOX 340 Olney MD 20832. CFC has not been convicted, in the past five years, in any criminal proceeding during the last five years, has not been a party to any civil proceeding concerning the violation of state or federal securities laws.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Continent Finance Corporation acquired, in separate but related transactions, legal or beneficial ownership of the following subject securities of Issuer for the following amounts and consideration:

        By Consent Action in lieu of a Special Meeting of the Board of Directors of the Issuer, executed as of July 7, 1997, the Board of Directors of the Issuer authorized a 31 to 1 reverse stock split (the "Reverse Split") of Issuer's $1.00 par value per share common stock, reducing the number of shares of Issuer's issued and outstanding common stock to 101,070. The Reverse Split was to be effective only upon, and simultaneously with, (i) the contribution to the Issuer, by CFC., a Delaware Corporation, of 100% of the outstanding shares of the common stock of Home America Mortgage Company, a La., Corporation, valued at $10,950,000 in exchange for the issuance of 1,000,000 post-Reverse Split shares of the Issuer's common stock to it; and (ii) the contribution, to Issuer, by Continent Finance Corporation, a Delaware corporation, of 200,000 shares of the Preferred stock of Mortgage Bankers Holding Company, par value $100.00., a New York corporation, valued at $20,000,000, in exchange for the issuance to it of 500,000 post-Reverse Split shares of the Issuer's, with the rights to 2,000,000 additional shares if the Preferred stock maintains it's value until March 30, 1998, or if the stock is used to acquire additional companies, or if the Preferred stock is redeemed for fair value at any time. Said new issuances of Issuer's common stock occurred on September 30, 1997 and represent a controlling interest of Issuer as a result of the prior effectiveness of the Reverse Split. John Schlick owns approximately 23% of the issued and outstanding shares of $1.00 par value common stock of Issuer.

        ITEM 4. PURPOSE OF THE TRANSACTION

        The purpose of the transaction was the acquisition of voting control of Issuer. After the transaction, Sarah Saul Simon Trust, will own approximately 23% of Issuer's common stock.

        Said corporations plan neither to liquidate Issuer or its subsidiaries nor to sell or dispose of substantial portions of its assets.

        [No material changes in Issuer's business, corporate or capital structure, character, dividend policy, or any other material change in the business of Issuer is contemplated.]

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        None.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No such contracts, arrangements, understandings, or relationships exist among the reporting persons described in Item 2.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibit is filed regarding acquisition of voting control by Continent Finance Corporation of Issuer's $1.00 par value capital stock:

        1. Consent Action in Lieu of Special Meeting of the Board of Directors of International Mercantile Corporation, executed as of July 7, 1997.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CONTINENT FINANCE CORPORATION

DATED:



BY:
MAX APPLE
PRESIDENT
shares of $1.00 par value common stock of Issuer.

        ITEM 4. PURPOSE OF THE TRANSACTION

        The purpose of the transaction was the acquisition of voting control of Issuer. After the transaction, David Horn, will own approximately 23% of Issuer's common stock.

        Said corporations plan neither to liquidate Issuer or its subsidiaries nor to sell or dispose of substantial portions of its assets.

        [No material changes in Issuer's business, corporate or capital structure, character, dividend policy, or any other material change in the business of Issuer is contemplated.]

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        None.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No such contracts, arrangements, understandings, or relationships exist among the reporting persons described in Item 2.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibit is filed regarding acquisition of voting control by Continent Finance Corporation of Issuer's $1.00 par value capital stock:

        1. Consent Action in Lieu of Special Meeting of the Board of Directors of International Mercantile Corporation, executed as of July 7, 1997.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CONTINENT FINANCE CORPORATION

DATED:



BY:
MAX APPLE
PRESIDENT
shares of $1.00 par value common stock of Issuer.

        ITEM 4. PURPOSE OF THE TRANSACTION

        The purpose of the transaction was the acquisition of voting control of Issuer. After the transaction, John Schlick, will own approximately 23% of Issuer's common stock.

        Said corporations plan neither to liquidate Issuer or its subsidiaries nor to sell or dispose of substantial portions of its assets.

        [No material changes in Issuer's business, corporate or capital structure, character, dividend policy, or any other material change in the business of Issuer is contemplated.]

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        None.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No such contracts, arrangements, understandings, or relationships exist among the reporting persons described in Item 2.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibit is filed regarding acquisition of voting control by Continent Finance Corporation of Issuer's $1.00 par value capital stock:

        1. Consent Action in Lieu of Special Meeting of the Board of Directors of International Mercantile Corporation, executed as of July 7, 1997.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CONTINENT FINANCE CORPORATION

DATED:



BY:
MAX APPLE
PRESIDENT